OPERATING AGREEMENT AMENDMENT

OF

IDLE LLC

THIS OPERATING AGREEMENT AMENDMENT (the 'Amendment") is made and entered into as of this 8/7/2019, to be effective 8/7/2019 ("Effective Date"), and is by and between IDLE LLC, a Louisiana limited liability company (the "Company"), and the Persons, listed on Exhibit A, who have executed this Amendment or a counterpart thereof.

A. Company Leadership:

a. Nicholas Luft will be appointed CEO of the Company
b. The CEO will be responsible for the day to day management of the Company, including front office and accounting activities.
c. Jon Harris will be involved in and provide guidance in overall company strategy and fundraising
d. Clear Blue Design (CBD) will continue to provide technology development and support.

B. Operational:

a. The original founders of the Company will assist in the transition.
b. The CEO will have day to day decision making authority and once the strategic plan is agreed to, he would have full strategic decision-making ability within the parameters of the strategic plan and budget.
c. CBD will provide 200 hours of development/support at no charge to the Company in preparation for the launch. Beyond the initial 200 hours, CBD services will cost the Company $60/hour (1/3 market rate). CBD services will be scalable as needed and will extend as far into the future as needed.
d. CBD will provide SLAs for business-critical bug/defect resolution within the app
e. During the first year, no formal valuation of the company will take place until 1) the Company moves to a funding round or 2) the entire equity transition has taken place.
f. The CEO would receive no salary until the money to pay him is available, which would result from a funding event or adequate revenue generation. Regardless of the source, the CEO's salary is not to exceed 10% of incoming funds, whether revenue or investment. The salary is TBD and would need to be agreed to by the majority of shareholders upon closing. The salary would go into effect once the funding event or adequate revenue is achieved.
g. The Company will provide Nicholas and Jon an appropriate level of training/transition on the platform, technology and procedures for them to take over expected responsibilities.

C. Ownership: The total ownership transfer will escalate based on the following milestones being achieved until the total ownership by Nicholas and Jon is 50% of the Company. All equity percentages outlined in this agreement are pre-funding distributions, which will be diluted evenly as a result of equity based fundraising. Detail vesting schedule is listed below and the updated ownership structures for each milestone are attached as EXHIBIT A:

a. Agreement on Strategic Plan – (+10% equity transfer). The strategic plan will include branding approach, marketing approach, key development needs, regional market product launch. This plan will be presented and need agreement by the majority of ownership.
b. Launch Funding (+15% equity transfer]. Jon will fund the operating/marketing budget to sustain the Company through the initial regional launch. The operating/marketing budget to sustain the Company through the initial regional launch will be presented and agreed to along with the strategic plan. Funding will take place within 5 business days and is not to exceed $80,000.

Initial: JH / NL / GLG / GD / BMW / RX / JH / CJD / ka

c. Successful launch (+10% equity transfer). A successful launch will be measured as 100,000 downloads OR 2,000 DAU (for at least 3 days) OR 500 transactions in any given month.

d. Fundraising of at least $600,000 or accumulated gross revenue of $350,000 (+15% equity transfer). Leading up to and following the launch evaluations will be made of working capital and strategic capital needs. If it's clear that funding is needed then this final milestone will be based on the ability for Nicholas/Jon to raise the required/agreed upon funds

D. **Dilution and Cash Call:**

a. In the event of any dilutive event the entire group of shareholders will be diluted evenly on a per share basis.

b. Any cash call decision which is not triggered by a desire to avoid dilution during an external fundraising round will be made by all shareholders at equal voting right.

c. Any decision regarding sale or dissolving of Idle will be made by all shareholders at equal voting rights.

E. **Voting Rights:**

a. Initial Voting Rights – CBD 33%, Corey/Richard/Lance/Brandon 33%, Nicholas/Jon 33%

b. Post Fundraise or achieved financial performance – CBD 35%, Corey/Richard/Lance/Brandon 15%, Nick 25%, Jon 25%

IN WITNESS WHEREOF, the parties have executed or caused to be executed this Operating Agreement Amendment and do each hereby represent and warrant that their respective signatory, whose signature appears below, has been and is, on the date of this Amendment, duly authorized to execute this Amendment.

Dated: 8/30/2019

Signature: [signature] | Print Name: NICHOLAS LUFT

Signature: [signature] | Print Name: JON HARRIS

Signature: [signature] | Print Name: COREY DINKEL

Signature: [signature] | Print Name: MAOYUAN XIE

Initial: JH / NL / GLG / CD / BMW / RX / JH / CJD / ka

BRANDON WILSON

Signature

Print Name

LANCE GLASER

Signature

Print Name

CHRIS DYKES (CLEAR BLUE DESIGN LLC)

Signature

Print Name

JOSHUA HOWARD

Signature

Print Name

KELSEY AMATO

Signature

Print Name

Initial: JH / / GLG / / BMW / RX / JH / CJD ka

EXHIBIT A

UPDATED OWNERSHIP STRUCTURE

Each milestone referenced below is accompanied by a transfer of equity. The transfer of equity will take place as of the date that the specific milestone is achieved. Each milestone completion date must be documented in this appendix and signed off on by all equity partners in order to become official. If an equity holder fails to sign off on the completion of a specific milestone within 30 days of the proposed completion date and approval by at least one other equity holder and the non-signer has also not notified all equity holders that they have initiated the official Dispute Resolution process as defined in the Idle LLC operating agreement, then their acceptance of the equity transition will be implied and their signature will not be required for the equity transfer to become official.

MILESTONE 1: AGREEMENT ON STRATEGIC PLAN

MEMBER	PERCENTAGE INTEREST
NICHOLAS LUFT	5 %
JON HARRIS	5 %
COREY DINKEL	17.8 %
LANCE GLASER	17.8 %
BRANDON WILSON	17.8 %
MAOYUAN XIE	17.8 %
CLEAR BLUE DESIGN LLC	17.8 %
KELSEY AMATO	0.5 %
JOSHUA HOWARD	0.5 %

Milestone 1 Completion Date: 9/4/14

Nicholas Luft

Jon Harris

Corey Dinkel

Lance Glaser

Brandon Wilson

Maoyuan Xie

Clear Blue Design LLC (Christopher Dykes)

Kelsey Amato

Joshua Howard

Initial: JH / NL / GLG / CD / BMW / RX / JH / CJD / ka

MILESTONE 2: LAUNCH FUNDING

MEMBER	PERCENTAGE INTEREST
NICHOLAS LUFT	12.5 %
JON HARRIS	12.5 %
COREY DINKEL	14.8 %
LANCE GLASER	14.8 %
BRANDON WILSON	14.8 %
MAOYUAN XIE	14.8 %
CLEAR BLUE DESIGN LLC	14.8 %
KELSEY AMATO	0.5 %
JOSHUA HOWARD	0.5 %

Milestone 2 Completion Date: 9/4/19

Nicholas Luft

Jon Harris

Corey Dinkel

Lance Glaser

Brandon Wilson

Maoyuan Xie

Clear Blue Design LLC (Christopher Dykes)

Kelsey Amato

Joshua Howard

Initial: JH / NL / GLG / CD / BMW / RX / JH / CJD / ka

MILESTONE 3: SUCCESSFUL LAUNCH

MEMBER	PERCENTAGE INTEREST
NICHOLAS LUFT	17.5 %
JON HARRIS	17.5 %
COREY DINKEL	12.8 %
LANCE GLASER	12.8 %
BRANDON WILSON	12.8 %
MAOYUAN XIE	12.8 %
CLEAR BLUE DESIGN LLC	12.8 %
KELSEY AMATO	0.5 %
JOSHUA HOWARD	0.5 %

Milestone 3 Completion Date: 10/7/2019

Nicholas Luft

Jon Harris

Corey Dinkel

Lance Glaser

Brandon Wilson

Maoyuan Xie

Clear Blue Design LLC (Christopher Dykes)

Kelsey Amato

Joshua Howard

Initial: JH / NL / GLG / CD / RX / JH / CJD / ka

MILESTONE 4: FUNDRAISING OF AT LEAST $600,000 OR ACCUMULATED GROSS REVENUE OF $350,000

MEMBER	PERCENTAGE INTEREST
NICHOLAS LUFT	25 %
JON HARRIS	25 %
COREY DINKEL	9.8 %
LANCE GLASER	9.8 %
BRANDON WILSON	9.8 %
MAOYUAN XIE	9.8 %
CLEAR BLUE DESIGN LLC	9.8 %
KELSEY AMATO	0.5 %
JOSHUA HOWARD	0.5 %

Nicholas Luft

Jon Harris

Corey Dinkel

Lance Glaser

Brandon Wilson

Maoyuan Xie

Clear Blue Design LLC (Christopher Dykes)

Kelsey Amato

Joshua Howard

Initial: JH / NL GLG / RX / CJD / / / /